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Exhibit 21.1

LIST OF SUBSIDIARIES

Name	State of Incorporation
Symons Corporation	Delaware
Dur-O-Wal, Inc.	Delaware
Trevecca Holdings, Inc.	Delaware
Dayton Superior Specialty Chemical Corp.	Kansas
Aztec Concrete Accessories, Inc.	California
Southern Construction Products, Inc.	Alabama
Dayton Superior Canada Ltd.	Canada

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  Exhibit 21.1
LIST OF SUBSIDIARIES